THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

June 20, 2008

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Registration Statement on Form S-1 by PSM Holdings, Inc.

To Whom It May Concern:

PSM Holdings, Inc., a Nevada corporation (the “Company”), is filing herewith a registration statement on Form S-1 to register certain shares of its outstanding common stock for resale by selling stockholders of the Company. This is the initial registration statement filed by the Company which has not been subject to the reporting obligations under the Exchange Act prior to this filing. I will be representing the Company through the registration process.

If you have any questions in regard to this filing, please feel free to contact me.

Sincerely,

/s/ Ronald N. Vance

Encl.
cc: Jeffrey R. Smith, President